PROSPECTUS SUPPLEMENT                           FILED PURSUANT TO RULE 424(B)(3)
TO PROSPECTUS DATED NOVEMBER 2, 2001                       FILE NUMBER 333-72268


                         CALYPTE BIOMEDICAL CORPORATION

                        1,381,253 SHARES OF COMMON STOCK

     You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

     On December 17, 2000, we issued a draw down notice to Townsbury Investments Limited ("TIL") in connection with the common stock purchase agreement dated August 23, 2001 evidencing a standby equity-based credit facility between us and TIL. This notice required TIL to purchase up to $250,000 of our common stock pursuant to a pricing formula in the stock purchase agreement. The settlement period began on December 18, 2001, and ended on January 18, 2002, and settled on January 23, 2002. Because the volume weighted average price for one day during the settlement period was below the threshold purchase price we had specified for this drawdown period, TIL was ultimately obligated to purchase only $237,500 of our common stock during this period. In place of the issuance of common stock on January 6, 2002, the interim settlement date for the drawdown period, Calypte issued a short-term promissory note to TIL on January 3, 2001 in the amount of $125,000. At the final settlement date on January 23, 2002, TIL purchased a total of 1,381,253 shares of our common stock at an average purchase price of $0.172 per share, resulting in proceeds of $224,625 net of brokerage, escrow and other fees. Of those proceeds, $125,000 was used to pay off the short-term promissory note issued by us to TIL and the remaining $99,625 was paid and released from escrow to us by TIL. Ladenburg Thalmann & Co. received $11,875 in brokerage fees and the escrow agent received $1,000 in escrow fees in connection with this drawdown.

     The attached prospectus relates to the resale of shares acquired by TIL pursuant to the stock purchase agreement. Because TIL may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

     We will not receive any of the proceeds from this sale of shares by TIL. However, we will receive the sale price of common stock sold to TIL. Other than the pay off of the short-term promissory note discussed above, we expect to use the proceeds of this sale of common stock for general corporate purposes.

     This Prospectus Supplement is incorporated by reference into the Prospectus, and all terms used herein shall have the meaning assigned to them in the Prospectus. See "Risk Factors" beginning on page 4 of the accompanying prospectus and on page 26 of our annual report on Form 10-K for the year ended December 31, 2000, which is being delivered to you with the accompanying prospectus, for a description of certain factors that should be considered by prospective Investors.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          The date of this Prospectus Supplement is January 23, 2002.